

February 28, 2013

Via E-mail
Ms. Juliette W. Pryor
Executive Vice President and General Counsel
US Foods, Inc.
9399 W. Higgins Road, Suite 600
Rosemont, IL 60018

> **Re:** **US Foods, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 8, 2013**
> **File No. 333-185732**

Dear Ms. Pryor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout your prospectus to clarify that this Exchange Offer will be made only to holders that purchased the Restricted Notes in the offerings completed on May 11, 2011, December 6, 2012, or December 27, 2012, or advise us as to why you believe that this Exchange Offer may be made to purchasers in the offering completed on January 16, 2013, in light of the fact that this registration statement on Form S-4 was filed on December 28, 2012, prior to the completion of the January 16, 2013 private placement.

2. We note that you completed a private placement of notes on January 16, 2013. Please provide us with an analysis of why the private placement of notes should not be integrated into this offering and, specifically, whether this registration statement constituted a general solicitation for purposes of the private placement of notes

completed on January 16, 2013. Please refer to Question 139.25 of our Securities Act Compliance and Disclosure Interpretations.

Prospectus Summary, page 1

Our Company, page 1

3. We note your response to comment 7 in our letter dated January 25, 2013 and have the following additional comments:

- Please revise your disclosure to indicate that the recent trends to which you refer regarding the market share of large distributors versus that of smaller regional and local distributors is due to the acquisition of smaller distributors by larger distributors, as you indicate in your response.

- Please revise the first paragraph on page 2 to disclose the source of this information, and indicate that the conclusions contained in this paragraph are management's conclusions based upon data provided by the USDA Economic Research Service.

- Please revise your statement on page 73 that management "navigat[ed] the worst decline in the food service distribution industry in more than 30 years" to indicate that this is management's belief based upon industry data.

Industry Overview, page 1

4. We note your response to comment 8 in our letter dated January 25, 2013. Please revise your disclosure to include the source of the information regarding the size of the food distribution industry.

Management's Discussion and Analysis, page 49

Overview, page 49

5. We note your response to comment 17 in our letter dated January 25, 2013. Please elaborate upon the challenges to which you refer in the third paragraph of this section. In this regard, we note that your gross profit as a percentage of net sales has dropped from 18.2% for the year ended January 2, 2010 to 16.8% in the 13-weeks ended September 29, 2012. Please discuss this trend. In this regard, we note your disclosure on page 53 that "the competitive market conditions of [y]our slowly growing industry . . . prevented [you] from fully passing [your] product cost increases to [your] customers."

Comparison of Results, page 53

13-weeks Ended September 29, 2012 and October 1, 2011, page 53

6. We note your response to comment 19 in our letter dated January 25, 2013. As previously requested, please quantify the increase in net sales attributable to an increase in case volume and that which is attributable to product cost inflation. In this regard, we note that the impact of your 3.9% increase in case volume on your increase in net sales of $282 million is unclear.

Executive Compensation, page 89

Overview of Annual Incentive Plan Award, page 100

7. We note your disclosure on page 101 regarding the adjustments that you may make to the Bonus Pool to meet the adjusted EBITDA threshold and your disclosure in footnote 3 to the table on page 102. Please provide additional detail about the amount from the Bonus Pool that was added to adjusted EBITDA to meet the adjusted EBITDA target, including by quantifying the dollar amount added to adjusted EBITDA from the Bonus Pool. In this regard, we note that it is unclear how the 75% Haircut Reduction relates to the amount of the reduction from the Bonus Pool. Please also clarify who has the authority to authorize the use of Bonus Pool funds to increase adjusted EBITDA such that the adjusted EBITDA threshold is met. We may have further comments after reviewing your response.

Security Ownership of Certain Beneficial Owners and Management, page 124

8. We note your response to comment 29 in our letter dated January 25, 2013. Please revise to clarify the natural persons with voting and/or investment control over the shares of US Foods, Inc. held by USF Holding Corp, as well as over the shares of USF Holding Corp held by CD&R and KKR. If the individuals identified in the first paragraph of this section have voting and or investment control over the shares held by their respective companies, please state this explicitly.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

15. Share-based Compensation and USF Holding Corp. Common Share Issuances, page F-23

9. We have reviewed your response to prior comment 36 in our letter dated January 25, 2013. As previously requested, please tell us how your aggregate parent equity valuation compares to total shareholder's equity on your balance sheet at the most recent balance sheet date for which a valuation was performed. Please quantify these

amounts as well as the fair value of the company determined as of your July 3, 2011 goodwill impairment test. To the extent that there are any material differences between the valuation of your company as determined in your goodwill impairment test and as determined in your equity valuations, please explain to us the reasons for the variances.

21. Guarantor and Non-Guarantor Condensed Consolidating Financial Information, page F-40

10. We have reviewed your response to prior comment 37 in our letter dated January 25, 2013, noting that your condensed consolidating financial information provided in your footnote is not specific to your 8.5% Senior Notes. Please note that Rule 3-10(a)(1) indicates that every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X. Since you will not be registering any securities other than your 8.5% Senior Notes, please ensure that the condensed consolidating financial information provided under Rule 3-10 is specific to your 8.5% Senior Notes. In doing so, ensure that the guarantor column includes only those subsidiaries that guarantee your 8.5% Senior Notes. Alternatively, if your 8.5% Senior Note guarantors are identical to the guarantors provided under your ABL Facility, 2011 Term Loan, Amended 2007 Term Loan, and Cash Flow Revolver, please disclose such information in this footnote.

9. Debt, page F-60

11. We have reviewed your response to prior comment 30 in our letter dated January 25, 2013. Please tell us whether you viewed the ABS Loan Refinancing within the context of ASC 470-50-40-21 and how ASC 470-50-40-22 entered into your determination. If you did not believe 40-21 was applicable, please tell us the specific ASC paragraphs that support your partial write-off and partial capitalization of previously deferred financing costs and 3rd party costs and full deferral of loan fees. For our understanding, explain to us whether the new ABS loan facility represents one agreement with a group of lenders with funding provided proportionately or discrete arrangements with each participating lender. The existing disclosure suggests you have an extinguishment followed by a new financing in which some of the previous lenders participated. If you believe you have a partial modification and partial extinguishment, please explain the legal mechanics that support that determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Elaine Wolff, Esq.